Consent of Independent Registered Public Accounting Firm
The Board of Directors
Emeritus Corporation
We consent to the incorporation by reference in the registration statements (Nos. 333-167122, 333-190347, 333-159573, 333-145862, 333-138414, 333-126106, 333-60323, 333-05965 and 333-70580) on Form S-8 and (No. 333-187175) on Form S-3 of Emeritus Corporation of our reports dated February 20, 2014, with respect to the consolidated balance sheets of Emeritus Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of Emeritus Corporation.

/s/ KPMG LLP
Seattle, Washington
February 20, 2014